

Mail Stop 3030

December 18, 2009

Via U.S. Mail

Mr. Asher Zwebner
Chief Financial Officer
Cardio Vascular Medical Device Corp.
12 Shaar Hagai Street
Haifa, Israel   34554

> **Re:    Cardio Vascular Medical Device Corp.
> Form 10-K for the year ended December 31, 2008
> Filed March 31, 2009
> File No. 0-52818**

Dear Mr. Zwebner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief